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                                        December 19, 1996



Merrill Lynch Retirement Series Trust
P.O. Box 9011
Princeton, New Jersey  08543-9011

Ladies and Gentlemen:

     This opinion is furnished in connection with the notice (the"Notice") to be filed by Merrill Lynch Retirement Series
Trust, a Massachusetts business trust (the "Fund"), with the Securities and Exchange Commission pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.
The Notice is being filed to make definite the registration under the Securities Act of 1933, as amended, of 27,785,847,538 shares of beneficial interest, par value $0.10 per share, of the Fund (the "Shares") which were sold during the Fund's fiscal year ended October 31, 1996.
     As counsel for the Fund, we are familiar with the proceedings taken by it in connection with the authorization, issuance and sale of the Shares. In addition, we have examined and are familiar with the Declaration of Trust of the Fund, the By-Laws of the Fund and such other documents as we have deemed relevant to the matters referred to in this opinion. Based upon the foregoing, we are of the opinion that the Shares were legally issued, fully paid and non-assessable, except that shareholders of the Fund may under certain circumstances be held personally liable for the Fund's obligations.
     In rendering this opinion, we have relied as to matters of Massachusetts law upon an opinion of Bingham, Dana & Gould, dated December 18, 1996, rendered to the Fund.
     We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an attachment to the Notice.
                                   Very truly yours,

                                   /s/ Brown & Wood LLP